UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report:     June 2023
Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Introductory Note

On May 17, 2023, TotalEnergies Solar INTL SAS (the “Selling Shareholder”), entered into an underwriting agreement (the “Underwriting Agreement”) with Maxeon Solar Technologies, Ltd. (“Maxeon” or the "Company") and BofA Securities, Inc. and Morgan Stanley & Co. LLC, as representatives (the “Representatives”) of the several underwriters (collectively, the “Underwriters”), pursuant to which the Selling Shareholder agreed to sell 2,993,500 Ordinary Shares of Maxeon (the “Offering”) to the Representatives, pursuant to the terms and conditions of the underwriting agreement (the “Underwriting Agreement”) entered into among Maxeon, the Selling Shareholder and the Underwriters. The Offering, including the full exercise of the Underwriters’ option to purchase additional Ordinary Shares, was consummated on May 19, 2023.

Following the completion of the Offering and based on the information contained in a Schedule 13D/A filed with the SEC on May 19, 2023 by TotalEnergies SE, TotalEnergies Gaz & Electricité Holdings SAS and the Selling Shareholder (collectively, “TotalEnergies”), TotalEnergies has shared voting power over 8,000,931 Ordinary shares of Maxeon which represents a 15.2%1 percentage ownership interest in Maxeon.

Pursuant to Section 2(d) of the Shareholders Agreement dated August 26, 2020 (the “Shareholders Agreement”), TotalEnergies’ right to designate three directors to the Board of Maxeon has been reduced down to two directors. In light of this, on June 1, 2023, Erick Chabanne resigned from the Board of Directors of Maxeon (the “Board”) as a designee of TotalEnergies.

In accordance with terms of Shareholders Agreement, this vacancy will be filled with an individual who would qualify as an independent director and a search for the successor is in process. Additionally, on June 7, 2023, the Board appointed Gavin Adda to the Compensation Committee of the Board, filling the vacancy created by Mr. Chabanne’s resignation.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-271971), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.
1   Percentage calculated based on (i) 45,409,811 Ordinary Shares issued and outstanding as of April 2, 2023, as reported by Maxeon in its Registration Statement on Form F-3ASR filed with the U.S. Securities and Exchange Commission on May 16, 2023, (ii) 5,620,000 Ordinary Shares issued and sold by Maxeon in the Offering and (iii) 1,500,000 Ordinary Shares issued by Maxeon in a private placement concurrent with the Offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

June 8, 2023	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer